Nectar of the Gods Corporation

Profit and Loss

January - December 2023

	TOTAL
Income	
Sales	
Food	1,783.00
Honey	6,068.27
Mead	199,926.82
Merchandise	3,256.00
Other	95.13
Vino Shipper	11,950.40
Wholesale - other	1,027.00
Wholesale - VWDC	61,864.89
Total Sales	**285,971.51**
Sales Discounts	-3,952.68
Tips Collected	5,193.14
Uncategorized Income	
Rental Income	1,197.45
Total Uncategorized Income	**1,197.45**
Total Income	**$288,409.42**
Cost of Goods Sold	
Cost of Goods Sold	
Ingredients	43,792.13
Inventory Adjustment	-45,590.30
Total Cost of Goods Sold	**-1,798.17**
Merchandise for resale	4,270.86
Purchases	2,217.63
Supplies - Bottling/Canning	13,537.41
Total Purchases	**15,755.04**
Repairs and Maintenance - production	1,237.18
Total Cost of Goods Sold	**$19,464.91**
GROSS PROFIT	**$268,944.51**
Expenses	
401k Admin Fees	1,740.00
Advertising and Promotion	4,585.60
Automobile Expense	3,194.84
Bank Service Charges	79.99
Beekeeping Supplies and Maintenance	3,000.00
Business Gifts	10.00
Casual Labor	174.48
Charitable Contributions	495.00
Computer and Internet Expenses	665.05
Credit Card charges, net cashback	-1,286.81
Dues and Subscriptions	1,916.05
Equipment Rental	7,021.11
Insurance Expense	6,366.00

Nectar of the Gods Corporation

Profit and Loss

January - December 2023

	TOTAL
Interest Expense	17,475.04
Licenses & Permits	763.00
Live Entertainment	659.97
Loan Closing Costs	9,599.00
Marketing	4,680.00
Meadery - Decor	353.27
Meadery Supplies	3,909.72
Meals/Entertainment	3,028.61
Merchant Fees	7,218.45
Miscellaneous Expense	-36.68
Office Supplies	85.65
Participation Fees	1,033.44
Payroll Expenses	
Officer Compensation	50,073.83
Payroll Fees	1,684.00
Payroll Taxes	9,045.88
Wages	36,654.26
Total Payroll Expenses	**97,457.97**
Professional Fees	2,662.87
Rent Expense	63,672.51
Repairs and Maintenance	857.16
Research & Development	595.95
Security Expense	620.63
Shipping Expense and Supplies	161.44
Taxes	60.94
Excise Taxes - VA	1,478.70
Property Tax	650.00
Total Taxes	**2,189.64**
Telephone Expense	2,226.84
Travel Expense	4,119.18
Utilities	12,284.02
Total Expenses	**$263,578.99**
NET OPERATING INCOME	**$5,365.52**
Other Income	
Other Income	14,350.00
Total Other Income	**$14,350.00**
Other Expenses	
Medical Expense	485.13
Total Other Expenses	**$485.13**
NET OTHER INCOME	**$13,864.87**
NET INCOME	**$19,230.39**